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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
           TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                           Restoration Hardware, Inc.
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                                (Name of Issuer)

                         Common Stock, par value $0.0001
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                         (Title of Class of Securities)

                                    760981100
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                                 (CUSIP Number)

                                Mark J. Schwartz
                            Palladin Capital IX, LLC
                         1 Rockefeller Plaza, 10th Floor
                               New York, NY 10020
                               Tel: (212) 218-6810
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 22, 2001
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            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Palladin Capital IX, LLC, a Delaware limited liability company
                  ("Palladin")
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) /X/
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS: AF
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5.       CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(D) OR 2(E):                                                      / /
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware limited liability company
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                   7.   SOLE VOTING POWER
                        1,364,000*
NUMBER OF          -------------------------------------------------------------
SHARES             8.   SHARED VOTING POWER
BENEFICIALLY            0
OWNED BY           -------------------------------------------------------------
EACH               9.   SOLE DISPOSITIVE POWER
REPORTING               1,364,000
PERSON             -------------------------------------------------------------
WITH               10.  SHARED DISPOSITIVE POWER
                        0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,364,000
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         6.73%
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14.      TYPE OF REPORTING PERSON*
         OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         * This amount includes the 1,364,000 Shares which Palladin is entitled to receive upon conversion of the 2,728 shares of Series A Preferred Stock that it acquired from the Issuer on March 22, 2001 which are immediately convertible into Shares on a five hundred-for-one basis.


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ITEM 1                  SECURITY AND ISSUER:

         This Schedule 13D relates to the Series A Preferred Stock of Restoration Hardware, Inc., a Delaware corporation, (the "Issuer"). The principal executive offices of the Issuer are located at 15 Koch Road, Suite J, Corte Madera, CA 94925. The Series A Preferred Stock is convertible, subject to certain limitations and adjustments, into shares of the Issuer's common stock, par value $0.0001, (the "Shares") on a five hundred-for-one basis subject to customary anti-dilution provisions.

ITEM 2                  IDENTITY AND BACKGROUND:

         This statement is being filed by Palladin Capital IX, LLC, a Delaware limited liability company ("Palladin"), whose address is c/o Mark J. Schwartz, 1 Rockefeller Plaza, 10th floor, New York, NY 10020. Palladin's managing member is Palladin Investments, LLC ("Palladin Investments") and Palladin Investments managing member is Mark J. Schwartz (together with Palladin and Palladin Investments, the "Palladin Entities"). Palladin's primary business is the acquisition, holding and disposition of investments in various companies for investment purposes.

         During the last five years none of the Palladin Entities have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         Pursuant to an Amended and Restated Series A and B Preferred Stock Purchase Agreement (the "Purchase Agreement") among the Issuer, Palladin, Reservoir Capital Partners, L.P. ("Reservoir Partners"), Reservoir Capital Associates, L.P. ("Reservoir Associates") and Reservoir Capital Master Fund, L.P. ("Reservoir Master Fund", "and together with Reservoir Partners and Reservoir Associates, the "Reservoir Investors"), Glenhill Capital L.P. ("Glenhill") and various other investors, including Gary G. Friedman, (together with Palladin, the Reservoir Investors and Glenhill, the "Investors") dated as of March 21, 2001, the Issuer issued and the Investors acquired on March 22, 2001 a total of 6,820 shares of Series A Preferred Stock at $1,000 per share and 8,180 shares of Series B Preferred Stock at $1,000 per share for a total consideration of $15,000,000. Of these 6,820 shares of Series A Preferred Stock and 8,180 shares of Series B Preferred Stock, Palladin acquired 2,728 shares of Series A Preferred Stock and 3,272 shares of Series B Preferred Stock, for a total consideration of $6,000,000. As mentioned in Item 1 of this Schedule 13D, each share of Series A Preferred Stock is immediately convertible into Shares on a five hundred-for-one basis. Accordingly, Palladin will immediately be able to convert its 2,728 shares of Series A Preferred Stock into 1,364,000 Shares. Shares of Series B Preferred Stock may only be converted into Series A Preferred Stock upon approval by the Issuer's stockholders. The funds used by Palladin to acquire the shares of the Series A Preferred Stock and Series B Preferred Stock were obtained by Palladin from capital contributions made by various affiliates of Palladin.

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ITEM 4.                 PURPOSE OF TRANSACTION:

         Palladin acquired the 2,728 shares of Series A Preferred Stock and the 3,272 shares of Series B Preferred Stock from the Issuer for general investment purposes and retains the right to change its investment intent.

         The Purchase Agreement was previously filed as Exhibit 10.19 to the Issuer's Current Report on Form 8-K filed with the Securities Exchange Commission on April 2, 2001 (the "April 2001 Current Report") and is incorporated herein by reference. The Certificate of Designation for the Series A and B Preferred Stock (the "Certificate") was previously filed as
Exhibit 4.6 to the April 2001 Current Report and is incorporated herein by reference. The Amended and Restated Investor Rights Agreement (the "Investor Rights Agreement") among Palladin, the Reservoir Investors, Glenhill and certain other investors, including Gary G. Friedman, was previously filed as
Exhibit 10.18 to the April 2001 Current Report and is incorporated herein by reference. A copy of the Amended and Restated Letter Agreement dated as of March 21, 2001 (the "Short Sales Agreement") by and among Palladin, the Reservoir Investors, Glenhill and certain other investors, including Gary G. Friedman, was previously filed as to Exhibit 4 to the Schedule 13D filed by the Reservoir Investors on April 2, 2001 (the "Reservoir 13D") and is incorporated herein by reference. A copy of the Amended and Restated Letter Agreement dated as of March 22, 2001 (the "Side Letter") among the Issuer, Palladin, the Reservoir Investors, Glenhill and certain other investors is filed as Exhibit 6 to the Reservoir 13D and incorporated herein by reference.

         Set forth below is a summary of the material terms of the Purchase Agreement, the Investor Rights Agreement, the Certificate, the Short Sales Agreement and the Side Letter. References to and descriptions of the Purchase Agreement, the Investor Rights Agreement, the Certificate and the Short Sales Agreement as set forth herein are qualified in their entirety by reference to the copies of the Purchase Agreement, the Investor Rights Agreement, the Certificate, the Short Sales Agreement and the Side Letter and are incorporated herein in their entirety where such references and descriptions appear.

TERMS OF THE PURCHASE AGREEMENT

         BOARD REPRESENTATION. Pursuant to the Purchase Agreement, for so long as the Investors (and their affiliates) hold in the aggregate (a) more than fifty percent (50%) of their total Series A Preferred Stock or Shares received upon conversion of the Series A Preferred Stock, the Investors will be entitled to have two designees nominated to the Issuer's Board and be represented by these two designees (each, a "Series A Director") on all Board committees and
(b) more than twenty five percent (25%) of their total Series A Preferred Stock or Shares received upon conversion of the Series A Preferred Stock, the Investors will be entitled to have one designee nominated to the Issuer's Board and be represented by such designee on all Board committees. Further, (a) for so long as Palladin holds at least fifty percent (50%) of the shares of Series A Preferred Stock that Palladin acquired pursuant to the Purchase Agreement or an equivalent number of Shares received upon conversion of such Series A Preferred Stock, then the Issuer has agreed to use its best efforts to cause Palladin's designee to be nominated as one of the two Series A Directors to the Board and
(b) for long as the Reservoir Investors and their affiliates and Glenhill (collectively, the "Reservoir Group") hold at least fifty percent (50%) of the shares of Series A Preferred Stock that the Reservoir Group acquired pursuant to the Purchase Agreement


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or an equivalent number of Shares received upon conversion of such Series A
Preferred Stock, then the Issuer has agreed to use its best efforts to cause the Reservoir Group's designee to be nominated as one of the two Series A Directors to the Board. In no event will the total number of directors which the holders of the Series A Preferred Stock and the Investors (including Palladin and the Reservoir Group) are entitled to (a) elect by a class vote of the Series A Preferred Stock or (b) to have nominated for election by the Issuer, and have the Issuer exercise its best efforts to secure the election of, be greater than two members of the Board.

         MAJOR DECISIONS. Pursuant to the Purchase Agreement, approval of a majority of the entire Board is required for (a) the issuance of securities (whether equity or debt securities) and (b) acquisitions or dispositions of material assets, joint venture arrangements and material or extraordinary licensing arrangements. Further, for so long as the Investors (and their affiliates) hold in the aggregate more than thirty percent (30%) of the shares of Series A Preferred Stock originally acquired by such Investors and their affiliates, or more than fifty percent (50%) of Shares received upon conversion of their Series A Preferred Stock, the Issuer must obtain approval from the majority of the Board and at least one of the Series A Directors prior to (a) the incurrence of debt over ten million dollars ($10,000,000), other than debt incurred for the purpose of redeeming the Issuer's Preferred Stock or refinancing existing debt, (b) the approval of, and any amendment or changes to, the Issuer's corporate budget and (c) the hiring, dismissal, election or removal of the Issuer's Chairman, Chief Executive Officer, President, Chief Financial Officer and Chief Operating Officer as well as any equivalent members of senior management and any material changes to the terms and conditions of these officers' employment.

         VOTING. The holders of Series A Preferred Stock vote on all matters on an as-if converted basis. In addition, the holders of Series A Preferred Stock vote separately as a class in certain circumstances as set forth in further detail in the Purchase Agreement..

         VOTING AGREEMENTS. The Investors acquired voting agreements (the "Voting Agreements") from holders of 42% of the outstanding Common Stock, including the directors and executive officers of the Issuer, JP Morgan LLC, Brown Capital Management, Capital Group International, Inc. and the Desai Funds, to approve and ratify a charter amendment relating to the designation and issuance of the Series A Preferred Stock and the Series B Preferred Stock, as set forth in the Certificate. The Voting Agreements give proxies to the Investors to vote the shares of Common Stock to approve the issuance of the Series B Preferred Shares, including the conversion features thereof. The Voting Agreement is filed as Exhibit 2 to the Reservoir 13D and is incorporated herein by reference.

         STANDSTILL PROVISIONS. In addition, the Purchase Agreement contains a standstill agreement, pursuant to which for a period of three years from the date thereof, each Investor shall not, without the prior written consent of the Issuer's Board, (a) acquire, offer to acquire or agree to acquire any voting securities or direct or indirect rights to acquire any voting securities of the Issuer or its affiliates, or any assets of the Issuer or its affiliates other than the purchase in open market transactions of Shares representing in the aggregate for Palladin and the Reservoir Investors not more than 5% of the total number of outstanding Shares, (b) other than with respect to the election of the Series A Directors to the Board or the approval of the issuance of the Series B Preferred Stock, make or in any way participate, in any solicitation of proxies to vote or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Issuer, (c) make any public announcement with respect to, or submit a

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proposal for, or offer of any extraordinary transaction involving the Issuer or any of its securities or assets, (d) form, join or in any way participate in a group as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act") in connection with any of the foregoing; or (e) take any action that could reasonably be expected to require the Issuer to make a public announcement regarding the possibility of any of the events described above. During the restricted period, each Investor will advise the Issuer of any inquiry or proposal made to it with respect to the above; provided, however the foregoing provisions and restrictions shall not apply to the Chief Executive Officer of the Issuer (which, at the current time, is Mr. Friedman) acting in his sole capacity as an officer of the Issuer. These restrictions will terminate on the occurrence of specified events relating to the acquisition of the Issuer by third parties or the equity interest of an Investor and its affiliates is less than 8% of the outstanding Shares.

         GARY FRIEDMAN LOCK-UP. The Purchase Agreement also includes a lock-up agreement of the shares held by Mr. Friedman whereby he agreed that (except for the pledge of stock to secure loans made to Mr. Friedman by the Issuer) for a period of two years from the date of the Purchase Agreement, he would not transfer any Series A Preferred Stock, Shares or other securities of the Issuer held by him upon consummation of the transactions contemplated by the Purchase Agreement if as a result of any such transfer, Mr. Friedman will have transferred, in the aggregate from and after the date of the Purchase Agreement, securities of the Issuer representing more than 20% of the Shares, including any securities convertible into Shares, on an as-if converted basis, held by Mr. Friedman upon consummation of the transactions contemplated by the Purchase Agreement. Such restriction will not apply to certain transfers, including transfers to family or transfers of Shares acquired on the open market following consummation of the transactions contemplated by the Purchase Agreement. In addition to the right to make transfers as described above, Mr. Friedman shall also be entitled to make transfers of such additional percentage of securities of the Issuer, including Shares and any securities convertible into Shares, on an as-if converted basis, held by Mr. Friedman upon consummation of the transactions contemplated by the Purchase Agreement as is equal to the aggregate cumulative percent of transfers of securities of the Issuer, including Shares and any securities convertible into Shares, on an as-if converted basis, made from time to time by Palladin, the Reservoir Investors and Glenhill of their original investment in the Preferred Stock of the Issuer since the acquisition of such Preferred Stock.

TERMS OF THE INVESTOR RIGHTS AGREEMENT

         REGISTRATION RIGHTS. The Investor Rights Agreement also provides the Investors with the right to require the Issuer to register the Shares issuable upon conversion of the Series A Preferred Stock. At any time beginning 180 days after the date of the Investor Rights Agreement, the Issuer will be required to file a registration statement upon demand, provided that the aggregate offering price of the securities to be registered would not be less than $2,000,000. The Issuer will not be required to file more than four such demand registrations, one of which may be initiated exclusively by Palladin and one of which may be initiated exclusively by the Reservoir Investors. The demand registrations are subject to underwriters' cutbacks. In addition, the Investors will have unlimited piggyback registration rights, subject to underwriters' cutbacks. Furthermore, the Investor Rights Agreement requires the Issuer to effect registrations on Form S-3 or its equivalent with respect to all registrable securities owned by holders of Series A Preferred Stock as would permit or facilitate the sale and distribution of all such registrable securities on a delayed and continuous basis, upon the later of (a) such time as Form S-3 becomes available for use by the Company and (b) 30 days following the filing with the SEC of the Issuer's Form 10-K for 2001. The Investor Rights Agreement further provides that, to the extent and solely to the extent that parties to the Issuer's Restated Investors Rights Agreement, dated as of May 16, 1997 (the "1997 Agreement"), continue to possess registration rights granted by the Issuer pursuant to the terms of Section 6 of that agreement, then the Investors under the Investor Rights Agreement agree: (a) they shall not exercise, or participate in any exercise of, any rights granted to them under the Investor Rights Agreement to make, cause or otherwise participate in a demand registration which could result in the registration statement being declared effective within one hundred eighty (180) days of the effective date of any registration effected pursuant to Section 6.2 of the 1997 Agreement;
(b) to the extent that the Investors have any right or opportunity to participate in any registration statement of the Issuer, but only to the extent required by the 1997 Agreement, they shall only include their registrable securities in the registration statement to the extent that inclusion of the securities will not reduce or otherwise cause or give rise to a reduction in the amount of securities of the parties to the 1997 Agreement who retain registration rights under that agreement and who have included their securities in the registration statement; and (c) in the event of any conflict between the terms of the 1997 Agreement and the Investor Rights Agreement, the 1997 Agreement and the Investor Rights Agreement shall be interpreted in all cases in favor of the parties to the 1997 Agreement who still retain rights under that agreement and, to the extent that any terms in the two agreements contradict in whole or in part, the 1997 Agreement shall control.

         INFORMATION RIGHTS. Provided that the Investors hold at least the lesser of (a) ten percent (10%) of the Series A Preferred Stock and Series B Preferred Stock (or underlying Shares) purchased pursuant to the Purchase Agreement and (b) Series A Preferred Stock and Series B Preferred Stock having an original purchase price of $500,000, the Issuer has agreed to deliver to the Investors (a) its audited annual financial statements within 90 days after the end of each fiscal year, (b) its unaudited quarterly financial statements within 45 days after the end of each fiscal quarter, (c) its monthly financial statements within 30 days after the end of each month, (d) all


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additional information provided to the Issuer's lenders and other equity holders and (e) upon the written request by any Investor, such other information as such Investor shall reasonably request.

TERMS OF THE SERIES A PREFERRED STOCK

         DIVIDENDS. Each share of Series A Preferred Stock accrues dividends from the date of original issuance of the Series A Preferred Stock at the rate of $100 per share per annum. Such dividends for the Series A Preferred Stock shall be payable when, as and if declared. Furthermore, the Issuer shall not pay or declare any dividend on any Shares or other securities of the Issuer that are junior to the Series A Preferred Stock unless and until full dividends on the Series A Preferred Stock are declared and paid for such year. Upon full payment of dividends to the holders of Series A Preferred Stock, any further dividends paid by the Issuer shall be payable pro rata to the holders of the Series A Preferred Stock and the Shares on an as-converted basis.

         RIGHT TO ELECT DIRECTORS. For so long as the holders of Series A Preferred Stock (and their affiliates) hold in the aggregate (a) more than fifty percent (50%) of the total Series A Preferred Stock originally issued to such holders, the holders of Series A Preferred Stock will be entitled to have two designees elected to the Issuer's Board and be represented by Series A Directors on all Board committees and (b) more than twenty five percent (25%) of their total Series A Preferred Stock, the holders of Series A Preferred Stock will be entitled to have one designee elected to the Issuer's Board and be represented by such designee on all Board committees. Further, (a) for so long as Palladin holds at least fifty percent (50%) of the shares of Series A Preferred Stock that Palladin acquired in the Purchase Agreement or an equivalent number of Shares received upon conversion of such Series A Preferred Stock, then the Issuer has agreed to use its best efforts to cause Palladin's designee to be nominated as one of the two Series A Directors to the Board and (b) for long as the Reservoir Group hold at least fifty percent (50%) of the shares of Series A Preferred Stock that the Reservoir Group acquired in the Purchase Agreement or an equivalent number of Shares received upon conversion of such Series A Preferred Stock, then the Issuer has agreed to use its best efforts to cause the Reservoir Group's designee to be nominated as one of the two Series A Directors to the Board. At least one of the Series A directors shall be entitled to serve on all committees of the Issuer's Board. If more than fifty percent (50%) of the shares of Series A Preferred Stock originally issued by the Issuer to the Investors are transferred to certain competitors of the Issuer (as set forth in further detail in the Certificate), then such competitors are not entitled to elect any Series A Directors.

         REDEMPTION. The Series A Preferred Stock is redeemable, in whole or part, at the option of the Issuer, at any time after March 22, 2006, on at least thirty (30) days notice, at a redemption price per share equal to the greater of (a) the average of the closing prices per share of the Shares for the twenty (20) trading days ending three (3) business days prior to the date that the Issuer sent notice of such redemption or (b) $1,000 plus all accrued and unpaid dividends.

         CONVERSION. A holder of Series A Preferred Stock has the right to convert each share of Series A Preferred Stock, at the option of the holder, at any time or times from the date of issuance, into shares of Common Stock at the initial rate of 500 Shares per one share of Series A Preferred Stock. The number of shares issuable upon conversion of the Series A Preferred Stock


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will be subject to adjustment upon the occurrence of certain events as set forth in the Certificate.

         LIQUIDATION PREFERENCES. In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Issuer (each, a "Liquidation"), the holders of the Series A Preferred Stock will be entitled to receive, prior and in preference to any distribution of the Issuer's assets to the holders of Shares, or any other of the Issuer's equity securities other than the Series B Preferred Stock, an amount per share equal to the greater of (a) $1,000 (as adjusted for any stock splits, stock dividends and recapitalizations) plus accrued and unpaid dividends or (b) the amount which the holder of the Series A Preferred Stock would have received assuming all shares of Series A Preferred Stock had been converted into Shares prior to any Liquidation of the Issuer. If, upon the occurrence of a Liquidation, the assets and funds distributed to the holders of Series A Preferred Stock shall be insufficient, then the entire assets and funds of the Issuer shall be distributed pro rata among the holders of the Series A Preferred Stock in proportion to the preferential amount each such holder is entitled to receive.

         CHANGE OF CONTROL. In the event that there is a Series A Change of Control of the Issuer (as defined below), the holders of the Series A Preferred Stock are entitled to designate that a Liquidation has occurred. Further, the Issuer is required to give the holders of the Series A Preferred Stock twenty (20) days notice prior to either a stockholder meeting to approve the Series A Change of Control transaction or the closing of the Series A Change of Control transaction. "Series A Change of Control" means
(a) the sale, conveyance or other disposal of all or substantially all of the Issuer's property or business or (b) the Issuer shall merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation of the Issuer) or (c) any other transaction involving the Issuer with the effect that the holders of outstanding voting stock of the Issuer, immediately prior to the transaction cease to own a majority of the outstanding voting stock immediately following the transaction or (d) directors, including the Series A Directors and the Chief Executive Officer of the Issuer, who, as of the original date of issuance of the Series A Preferred Stock (all such directors collectively referred to herein as the "Incumbent Board"), cease for any reason to constitute at least a majority of the Board, provided that any individual who becomes a director after the date of the original issuance of the Series A Preferred Stock whose election, or nomination for election by the Issuer's stockholders, is approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered to be a member of the Incumbent Board, or (e) any person (other than the holders of the Series A Preferred Stock) becomes the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act) of forty percent (40%) or more of either the then outstanding Shares or the then outstanding securities entitle to vote generally in the election of directors.

         PROTECTIVE PROVISIONS. Approval by holders of at least two-thirds of then outstanding shares of Series A Preferred Stock, voting together as a single class, will be required for any action which (a) alters or changes the rights, preferences or privileges of the Series A Preferred Stock, (b) creates or issues any new class of shares having a preference over or parity with the Series A Preferred Stock, (c) reclassifies any outstanding shares into shares having preferences or priority as to dividends or assets senior to or on a parity with the preference of the Series A Preferred Stock, (d) alters or changes the Issuer's Bylaws, (e) effects any redemption or repurchase of any capital stock or options of the Issuer, (f) declares or pays any dividends or other distributions on any Shares, all other existing or future classes or series of Preferred Stock (other


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than Series B Preferred Stock), or parity stock, (g) enters into a transaction with an officer or director of the Issuer, a holder of greater than five percent (5%) or greater of the outstanding Shares, a holder of the Issuer's Preferred Stock, or their respective affiliates valued in excess of $250,000, (h) enters into a transaction resulting in a merger, consolidation, acquisition or similar transaction of the Issuer with one or more other corporations in which the Issuer's stockholders do not hold stock constituting a voting majority of the surviving corporation (other than transactions where the holders of Series A Preferred Stock and the holders of Shares receive cash or cash equivalents exceeding a certain minimum amount set forth in the Certificate), (i) enters into a transaction that results in the sale of all or substantially all of the assets of the Issue (other than transactions where the holders of Series A Preferred Stock and the holders of Shares receive cash or cash equivalents exceeding a certain minimum amount set forth in the Certificate), (j) increases the authorized Preferred Stock or issue any additional shares of Preferred Stock, or (k) increase or decrease the authorized number of directors of the Issuer.

TERMS OF THE SERIES B PREFERRED STOCK

         DIVIDENDS. If after August 31, 2001, the Issuer's stockholders have not approved the automatic conversion of the Series B Preferred Stock into Series A Preferred Stock, then the holders of Series B Preferred Stock shall be entitled to receive a cash dividend of $200 per share per annum commencing on September 15, 2001. The payment of dividends on the Series B Preferred Stock shall be payable in preference and priority to any payment of any dividend on the Shares, the Series A Preferred Stock and any other equity securities of the Issuer. The holders of the Series B Preferred Stock shall have cumulative rights to dividends, and the right to receive these dividends will accrue to holders of Series B Preferred Stock even if the Issuer does not declare or pay dividends for the Series B Preferred Stock for any prior year.

         CONVERSION. The Series B Preferred Stock is not convertible into Shares. Approval of a majority of the Issuer's stockholders is required for the Series B Preferred Stock to be converted into Series A Preferred Stock. Upon stockholder approval, each share of Series B Preferred Stock will be automatically converted into a share of Series A Preferred Stock.

         LIQUIDATION PREFERENCES. In the event of a Liquidation, the holders of the Series B Preferred Stock will be entitled to receive, prior and in preference to any distribution of the Issuer's assets to the holders of Shares or the Series A Preferred Stock, an amount per share equal to $1,000 (as adjusted for any stock splits, stock dividends and recapitalizations) plus accrued and unpaid dividends. If, upon the occurrence of a Liquidation, the assets and funds distributed to the holders of Series B Preferred Stock shall be insufficient, then the entire assets and funds of the issuer shall be distributed pro rata among the holders of the Series B Preferred Stock in proportion to the preferential amount each such holder is entitled to receive.

         CHANGE OF CONTROL. In the event that there is a Series B Change of Control of the Issuer (as defined below), the holders of the Series B Preferred Stock are entitled to designate that a Liquidation has occurred. Further, the Issuer is required to give the holders of the Series B Preferred Stock twenty (20) days notice prior to either a stockholder meeting to approve the Series B Change of Control transaction or the closing of the Series B Change of Control transaction. "Series B Change of Control" means
(a) the sale, conveyance or other disposal of all or substantially all of the Issuer's property or business or (b) the Issuer shall merge into or consolidate with any other corporation

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

(other than a wholly-owned subsidiary corporation of the Issuer) or (c) any other transaction involving the Issuer with the effect that the holders of outstanding voting stock of the Issuer, immediately prior to the transaction cease to own a majority of the outstanding voting stock immediately following the transaction or (d) directors, who constitute the Incumbent Board, cease for any reason to constitute at least a majority of the Board, provided that any individual who becomes a director after the date of the original issuance of the Series B Preferred Stock whose election, or nomination for election by the Issuer's stockholders, is approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered to be a member of the Incumbent Board (but individuals nominated or elected by any person or group having the power to vote twenty percent (20%) or more of either the Shares or the combined voting power of the Issuer's voting securities entitled to vote in the election of directors will only be considered members of the Incumbent Board if approved by a vote of at least two-thirds of the directors comprising the Incumbent Board and the Series A Directors), or (e) any person becomes the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act) of forty percent (40%) or more of either the then outstanding Shares or the then outstanding securities entitle to vote generally in the election of directors of the Issuer.

         PROTECTIVE PROVISIONS. Approval by holders of at least two-thirds of then outstanding shares of Series B Preferred Stock, voting together as a single class, will be required for any action which (a) alters or changes the rights, preferences or privileges of the Series B Preferred Stock, (b) creates or issues any new class of shares having a preference over or parity with the Series B Preferred Stock, (c) reclassifies any outstanding shares into shares having preferences or priority as to dividends or assets senior to or on a parity with the preference of the Series B Preferred Stock, (d) declares or pays any dividends or other distributions on any Shares, all other existing or future classes or series of Preferred Stock (other than Series A Preferred Stock), or parity stock, (e) enters into a transaction resulting in a merger, consolidation, acquisition or similar transaction of the Issuer with one or more other corporations in which the Issuer's stockholders do not hold stock constituting a voting majority of the surviving corporation, (f) enters into a transaction that results in the sale of all or substantially all of the assets of the Issuer, (g) takes any action relating to the liquidation or dissolution of the Issuer.

         REDEMPTION. All outstanding Series B Preferred Stock will be automatically redeemed by the Issuer on June 30, 2006. At any time and from time to time after March 22, 2004, the holders of the Series B Preferred Stock will have the option of having the Issuer redeem some or all of their shares of Series B Preferred Stock. At any time and from time to time after March 22, 2004, the Issuer will also have the option of redeeming some or all of the outstanding shares of Series B Preferred Stock. The redemption price per share for the Series B Preferred Stock shall be $1,000 plus all accrued and unpaid dividends.

         CERTAIN CHANGES IN SERIES B TERMS. The Issuer and each of Palladin, the Reservoir Investors and Glenhill have agreed that in certain circumstances if the Series B Preferred Stock is converted into Series A Preferred Stock on or prior to August 30, 2001 and the Issuer is required to pay cash or in kind dividends with respect to such shares of Series B Preferred Stock, the parties shall negotiate to preserve the originally intended terms of the Series B Preferred Stock.

TERMS OF THE SHORT SALES AGREEMENT

         SHORT SALES. Palladin, the Reservoir Investors, Glenhill and certain other investors, including Gary G. Friedman, have agreed to limit any short sales transactions of the Shares in an aggregate amount totaling, (i) on or before June 24, 2002, no more than fifty percent (50%) of the number of shares of Common Stock which the then current number of Series A Preferred Stock held by all the Investors are convertible into, either directly or through affiliates, at any time while holding any of the Series A Preferred Stock, or (ii) after June 24, 2002, no more than the greater of (A) the aggregate outstanding amount of short sales of such Investors as of June 24, 2002 and (B) twenty-five percent (25%) of the number of shares of common Stock which the then current number of Series A Preferred Stock held by the Investors are convertible into, either directly or through affiliates, at any time while holding any of the Series A Preferred Stock. Each of Palladin, the Reservoir Investors, Glenhill, Mr. Friedman and certain other investors have agreed further that each of them shall be entitled to engage in short sales transactions with respect to no more than their pro rata number of shares based on the total number of shares of Common Stock into which the aggregate Series A Preferred Stock held by each of them on the date of the agreement is convertible.

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

         AGREEMENT TO VOTE FOR A PALLADIN DESIGNEE. For as long as (a) holders of Series A Preferred Stock are entitled to (i) elect two directors of the Issuer pursuant to the Certificate or (ii) nominate two directors of the Issuer pursuant to the Purchase Agreement or (b) Palladin has the right to elect one director pursuant to the Certificate, the Reservoir Group have agreed to vote all of their Series A Preferred Stock and any Shares issuable upon conversion of the Series A Preferred Stock (collectively, "Voting Shares") to appoint and elect Palladin's designee as a director of the Issuer.

         AGREEMENT TO VOTE FOR A RESERVOIR INVESTORS DESIGNEE. For as long as
(a) holders of Series A Preferred Stock are entitled to (i) elect two directors of the Issuer pursuant to the Certificate or (ii) nominate two directors of the Issuer pursuant to the Purchase Agreement or (b) the Reservoir Investors have the right to elect one director pursuant to the Certificate, Palladin and Glenhill have agreed to vote all of their Voting Shares issuable upon conversion of the Series A Preferred Stock to appoint and elect the Reservoir Investor's designee as a director of the Issuer.

         AGREEMENT TO VOTE FOR THE LARGER HOLDER. If the holders of Series A Preferred Stock are only entitled to elect one Series A Director or nominate only one director of the Issuer pursuant to the Purchase Agreement and neither Palladin nor the Reservoir Investors has the right under the Certificate to elect one director or under the Purchase Agreement to nominate one director, then Palladin, the Reservoir Group agree to vote all of their Voting Shares to elect the designee of the Larger Holder. The "Larger Holder" shall be (a) Palladin if, at the time of voting for the Issuer's directors, Palladin holds a greater number of Voting Shares than the combined number of Voting Shares held by the Reservoir Group and (b) the Reservoir Investors if, at the time of voting for the Issuer's directors, the Reservoir Group together hold a greater number of Voting Shares than Palladin.

TERMS OF THE SIDE LETTER

         NOTIFICATION. The Issuer has also agreed to notify each of Palladin, the Reservoir Investors and Glenhill of any conversions of Series A Preferred Stock into Shares. Any Investor holding information rights pursuant to the Investment Rights Agreement has also agreed to notify the Issuer in writing if it no longer is entitled to such rights.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER.

(a) As set forth above, on March 22, 2001, Palladin acquired 2,728 shares of Series A Preferred Stock and 3,272 Series B Preferred Stock from the Issuer. The Series B Preferred Stock is not convertible into Series A Preferred Stock until the Issuer's stockholders approve such a conversion. The Series A Preferred Stock is immediately convertible into Shares on a five hundred-for-one basis. Accordingly, Palladin is deemed to beneficially own an aggregate of 1,364,000 Shares which, based on the 18,906,915 Shares outstanding on March 21, 2001 as represented by the Issuer in the Purchase Agreement, represents approximately 6.73% of the total outstanding Shares. In addition to these 1,364,000 Shares, Palladin may also be deemed to have beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) over the 1,432 shares of Series A Preferred Stock held by the Reservoir Investors and the 1,364 shares of Series A Preferred Stock held by Glenhill as a result of the voting agreements in the Short Sales Agreement. Neither the present filing nor anything contained herein shall be construed as an admission that Palladin, the Reservoir Investors and Glenhill constitute a "person" or "group" under Section 13(d) of the Exchange Act. Palladin disclaims beneficial ownership of any shares beneficially owned by either the Reservoir Investors or Glenhill, and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

(b) Palladin has sole voting power and sole dispositive power over the 1,364,000 Shares that are immediately convertible from the 2,728 shares of Series A Preferred Stock that Palladin acquired from the Issuer pursuant to the Purchase Agreement.

(c) Except as set forth above, Palladin has not, nor to the knowledge of Palladin has any of its executive officers, directors or controlling persons named in Item 2, effected any transactions in the Issuer's Common Stock during the past 60 days.

(d) Palladin has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Palladin.

(e)   Not Applicable.


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

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as disclosed in or contemplated by the Purchase Agreement, the Certificate, the Investment Rights Agreement, the Short Sales Agreement and the other documents referenced herein, there are no contracts, arrangements, understandings or relationships between Palladin and any third person with respect to the Shares.

ITEM 7.                 MATERIAL TO BE FILED AS EXHIBITS.

         None.

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

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               PALLADIN CAPITAL IX, LLC


DATED:  APRIL 2, 2001                     BY: /s/ Palladin Investments, LLC
                                              -------------------------------
                                              Managing Member


                                          BY: /s/ Mark J. Schwartz
                                              -------------------------------
                                              Managing Member


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